May 31, 2022

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F St. Street, NE, Mailstop 4561
Washington, D.C. 20549
Attn: Office of Life Sciences

Re:	Signify Health, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 3, 2022
File No. 001-40028

Dear Ms. Mariner and Ms. Robertson:

We have reviewed the Staff’s letter dated May 24, 2022, regarding the Company’s Annual Report on Form 10−K for the year ended December 31, 2021 (the “Form 10-K”) and have prepared the following response to your comment. For ease of reference, we have reproduced the Staff’s comment in its entirety below.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 15. Exhibits and Financial Statement Schedules, page 188

1. Please amend your filing to provide new certifications filed as Exhibits 31.1 and 31.2 to conform exactly to that provided in Item 601(b)(31) of Regulation S-K as it relates to internal controls over financial reporting (ICFR). In this regard, the introductory sentence in paragraph 4 should refer to ICFR as defined in the Exchange Act and certification 4(b) should discuss your obligations related to ICFR. Similarly, please amend the 10-Q for the quarterly period ended March 31, 2022.

RESPONSE: The Company acknowledges the Staff’s comment and notes in response that the certificates did not conform exactly to that provided in Item 601(b)(31) of Regulation S-K due to an administrative oversight. The Company will file an amendment to its Form 10-K to refer to internal controls over financial reporting (“ICFR”) as defined in the Exchange Act in the introductory sentence in paragraph 4 and include paragraph 4(b) discussing our obligations related to ICFR as required by Item 601(b)(31) of Regulation S-K in Exhibits 31.1 and 31.2 to the Form 10-K. The Company will also file an amendment to its Form 10-Q for the quarter ended March 31, 2022 to refer to ICFR as defined in the Exchange Act in the introductory sentence in paragraph 4 and include paragraph 4(b) discussing our obligations related to ICFR as required by Item 601(b)(31) of Regulation S-K in Exhibits 31.1 and 31.2 to such Form 10-Q. The Company will take steps to ensure that the correct form of certification is filed in future periodic reports.

Sincerely,

/s/ Steven Senneff
Steven Senneff
President, Chief Financial and Administrative Officer